Exhibit 21.1

List of Subsidiaries at December 31, 2008:

Name	State of Incorporation/Formation
Alpha Monticello, Inc.	Delaware
Alpha Casino Management Inc.	Delaware
Monticello Casino Management, LLC	New York
Mohawk Management, LLC	New York
Monticello Raceway Development Company, LLC	New York
Monticello Raceway Management, Inc.	New York
Empire Kiamesha LLC	Delaware
Route 17B Properties, LLC	New York
Kaufman Road Properties, LLC	New York